23 October 2014 Ms Shannon Sobotka Staff Accountant Division of Corporation Finance	Paul Edgecliffe-Johnson Group Chief Financial Officer InterContinental Hotels Group Broadwater Park Denham Buckinghamshire UB9 5HR United Kingdom Direct Tel: +44 (0)1895 512211 pej@ihg.com

Mr Kevin Woody Branch Chief Division of Corporation Finance United States Securities and Exchange Commission Washington DC 20549 U.S.A.

Re:	InterContinental Hotels Group PLC Form 20-F for Fiscal Year Ended December 31, 2013 Filed on February 26, 2014 File No. 001-10409

Dear Ms Sobotka and Mr Woody,

We refer to the letter dated  September 18, 2014 from Shannon Sobotka, Staff Accountant, and Kevin Woody, Branch Chief, of the Division of Corporation Finance, United States Securities and Exchange Commission (the “Staff”), to Paul Edgecliffe-Johnson (the “Letter”) relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”), filed by InterContinental Hotels Group PLC (“IHG”,  the “Company” or, together with its subsidiaries, the “Group”).  We are following up with this letter, which contains our responses to the Staff’s comments contained in the Letter.  For ease of reference, the Staff’s comments are set forth in their entirety along with our responses.  References to page numbers in the below response are to the page numbers in the Form 20-F.

Form 20-F for the fiscal year ended December 31, 2013

Group Financial Statements

Accounting Policies, page 111

InterContinental Hotels Group PLC Registered in England No.51 34420 Registered Office: Broadwater Park, Denham, Buckinghamshire UB9 5HR

Cash and cash equivalents, page 113

1.
We note your disclosure that in the statement of cash flows, cash and cash equivalents are shown net of short-term overdrafts.  Please clarify whether cash and cash equivalents on the statement of financial position are also presented net of cash overdrafts.  If cash is presented net of overdrafts on the statement of financial position, please explain to us how you determined this presentation would be appropriate.  Cite all relevant accounting literature within your response.

Response:

Other than cash overdrafts forming part of the Group’s cash pooling arrangements, as disclosed in note 18 to the financial statements, cash and cash equivalents on the statement of financial position are not presented net of cash overdrafts.   As further explained below, the cash pooling overdrafts are netted off against related gross cash balances under the offsetting provisions of IAS 32, paragraph 42 whereby:

‘A financial asset and a financial liability shall be offset and the net amount presented in the statement of financial position when, and only when, an entity:
(a)	currently has a legally enforceable right to set off the recognised amounts; and
(b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously’

The Group operates three notional cash pools which are used for day-to-day cash management purposes.  Each pool contains a number of bank accounts held with the same financial institution.  Typically some of the bank accounts will be in a gross cash position and some will be overdrawn, but on a net basis the pools are managed as closely as possible to a zero balance so as to avoid overdraft charges; a net cash position will be invested in money market deposits.  Under the terms of the pooling agreements, the Group pays interest only on the net balance in each pool.  In respect of the pool that includes the bank accounts of overseas subsidiaries, the bank accounts are swept overnight to mirror bank accounts at a London branch of the financial institution managing the pool, with the funds returned to the subsidiary the following morning.  Overseas subsidiaries are typically in a cash positive position, reflecting the receipt of the Group’s global revenues, with the matching overdraft held by the Group’s central treasury company.   On a monthly basis, the Group Treasury department arranges for the pay down of overdrafts in the pool using cash balances that have built up in excess of day-to-day working capital needs of the subsidiaries.  The regular paying down of overdrafts with positive cash balances also applies to the other two pools.

It is management’s view therefore that the offsetting provisions of IAS 32, paragraph 42, are met as:

•	the Group is charged interest on the net balance in each pool and has the unrestricted ability to pay down the gross cash and overdraft positions,
•	each financial institution has a legal right of set-off whereby the financial institution can, at any time, apply all or part of a gross cash balance against an overdraft balance, and
•	management has a clear intention to realise the gross cash and overdraft positions simultaneously as demonstrated by the regular practice of paying them down.

If an individual cash pool was in a material net overdraft position or there were other overdrafts, which was not the case at either December 31, 2013 (one pool had a net overdraft position of $1.6m) or December 31, 2012 (two pools had an aggregate net overdraft position of $0.5m), they would be presented as current financial liabilities.

Critical Accounting policies and the use of judgements, estimates and assumptions,  page 115

System Fund, page 115

2.
We note your disclosure that the assets and liabilities related to the Fund are included in the Group statement of financial position and that the related income and expenses have been excluded in the Group income statement.  Please explain to us in greater detail how you determined you were not required to recognize the revenues and expenses of the Fund.  Please cite the specific guidance you relied upon in your response.

Response:

In addition to management or franchise fees, hotels within the IHG System (“System hotels”) pay assessments and contributions which are collected by the Group for specific use within the System Fund (the “Fund”).  The Fund also receives proceeds from the sale of points by the hotel loyalty programme, which is called IHG Rewards Club (the “Rewards Club”).    The assessments, contributions and proceeds are pooled within the Fund for the collective benefit of all System hotels, comprising at 30 June 2014: the Group’s owned and leased hotels (nine), managed hotels (722) and franchised hotels (4,001).  The Group manages the Fund on behalf of the System hotels.

Assessments are billed to hotels under contractual arrangements with subsidiaries of the Group.  Under these arrangements, monies received by the Fund are designated for specific purposes that promote the long-term interests of the System hotels, including the costs of reservation centres, the loyalty programme, websites, sales teams, advertising and marketing programmes.   The Fund is planned to break even and does not result in profit or loss for the Group.

In addition, a third party hotel owners association, the IHG Owners Association, provides an oversight function regarding the operation of the Fund.   The overall relationships are characterised by the following features:

•	The IHG Owners Association is independent of the Group and is composed of owners of the System hotels, the vast majority of which, as noted above, are not owned or leased by the Group,
•	The IHG Owners Association endorses the funds’ budgets and regularly monitors performance against budget,
•	The Fund is audited independently on an annual basis by Ernst & Young for the IHG Owners Association,
•	The Group does not earn any commission or return from operating the Fund,
•	The Group does not bear the credit risk for the Fund as any bad debt expense is charged to the Fund and either financed by an existing surplus or reduced expenditure, and
•	Over time, the Fund is managed to break even and short term surpluses and deficits do not represent gains or losses to the Group.

Under IAS 18 ‘Revenue’ paragraph 7, revenue is defined as ‘the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an entity when those inflows result in increases in equity, other than increases relating to contributions from equity participants’.  Based on the characteristics of the Fund and the way in which it is operated, as described above, it is management’s view that the monies received by the Fund do not represent revenue under IAS 18 as the amounts received cannot lead to an increase in equity for IHG. Accordingly, the receipts and expenditures of the Fund are not presented in the consolidated income statement.

The assets and liabilities relating to the Fund are included in the appropriate headings in the Group statement of financial position as the related legal, but not beneficial, rights and obligations rest with the Group.  These assets and liabilities include the IHG Rewards Club points liability (see below), short-term timing surpluses and deficits and any receivables and payables related to the Fund.

Management recognises that a significant level of judgement is applied in accounting for the Fund due to its unusual operational and economic characteristics.  Therefore, in order to assist the reader of the accounts, a number of disclosures are included throughout the Form 20-F regarding the activities and financial impact of the Fund (pages 16, 50 and 153) and how the Fund is accounted for (pages 50, 115, 116 and 153).  Overall, management believes that the accounting policy adopted fairly represents the economics of the Fund and that the detailed disclosures provided give full transparency regarding the accounting and activities of the Fund.

Loyalty Programme, page 116

3.
Please explain to us in greater detail how you have applied the guidance in IFRIC 13 in regards to your loyalty programme.  In your response, explain to us how loyalty points are earned by members and how you account for their issuance.  In addition, please explain to us how determined the breakage should be accounted for as an adjustment to the short-term timing surpluses and deficits of the System Fund.

Response:

The Rewards Club loyalty programme has around 80 million members worldwide.  Awards are earned when a member makes a qualifying stay at any hotel within the System hotels.  Loyalty points can be redeemed for a range of awards, the main one being free hotel nights in any System hotel.  When a member stays at a hotel, the hotel is charged an assessment fee and, when a member redeems points for hotel stays, the hotel where the member redeems the points receives a cash reimbursement from the Fund.   As the loyalty programme is part of the Fund, it is accounted for in a similar way to that described above, which means that the assessment fees received for stays by Rewards Club members are not recorded as Group revenue.

In terms of the application of IFRIC 13 to the Group’s revenue streams, it is important to note that the Group only has nine owned and leased hotels for which it records hotel room revenues relating to a guest stay and the granting of loyalty points.  In respect of the other 4,723 System hotels, the Group’s revenue comprises management and franchise fees received from hotel owners and franchisees which do not contain any element relating to the granting of loyalty points to hotel guests.

It follows from the above that the application of IFRIC 13 is limited to the granting of loyalty points at the Group’s nine owned and leased hotels.  This, however, is not a material issue for the Group - the amount of Rewards Club assessment fees paid by the nine hotels is approximately $1million per annum in aggregate.

The Group balance sheet records a liability for the expected cost of meeting the redemption of all outstanding loyalty points.  The liability, which is shown net of an allowance for points that are never expected to be redeemed (‘breakage’), is established and charged to the Fund when the Fund receives the Rewards Club assessment fees from the hotels.   As the liability will be settled through the payment of cash to participating hotels when members redeem their points, it meets the definition of a financial liability under IAS 32.

On an annual basis the Group engages an external actuary who uses statistical formulas to assist in the estimate of breakage.   As the loyalty programme is paid for by the Fund, actuarial gains and losses on the future redemption liability are borne by the Fund and any resulting changes in the liability would correspondingly adjust the amount of the short-term timing surpluses and deficits held in the Group statement of financial position.

Exhibit 13 (A)

4.	Please amend your filing to include a revised certification that makes reference to the relevant year end date.

Response:

Upon completion of the Staff’s review, we will file an amendment to our Form 20-F for the sole purpose of amending the certification attached as Exhibit 13(A) to the Form 20-F/A in order to make reference to the relevant year end date (the “Form 20-F/A”).  The Form 20-F/A will also include currently dated certifications attached as Exhibits 12(A) and 12(B) to the Form 20-F/A.

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or change to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our response to your comments is satisfactory.   If you have any questions or comments in connection with any of the foregoing, please call me at +44 1895 512211 or Ralph Wheeler, Senior Vice President and Group Financial Controller, at +44 1283 514702.  Facsimile transmissions may be sent to either of us at +44 8701 974277.

Yours sincerely

Paul Edgecliffe-Johnson
Chief Financial Officer
InterContinental Hotels Group PLC

CC: Alison Duncan, Ernst & Young LLP